EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
A DEBTOR-IN-POSSESSION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions)	Three months ended March 31,	Year ended December 31,
	----------------	----------------------------------------------------------------
	2003	2002	2001	2000	1999	1998
	----------------	----------------------------------------------------------------
Earnings:
Net income (loss)	$ (73)	$ 1,819	$ 1,015	$(3,483)	$ 788	$ 729
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	-
Income taxes provision (benefit)	(84)	1,178	596	(2,154)	648	629
Net fixed charges	227 --------	1,029 ----------	1,019 ----------	648 ----------	637 ---------	673 ---------
Total earnings (loss)	$ 70 =====	$ 4,026 ======	$ 2,630 ======	$(4,989) ======	$2,073 =====	$2,031 =====
Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$ 222	$ 996	$ 981	$ 616	$ 604	$ 635
Interest on capital leases	-	2	2	2	3	2
AFUDC debt	5	21	12	6	7	12
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	- --------	10 ----------	24 ----------	24 ----------	24 ---------	24 ---------
Total fixed charges	$ 227 =====	$ 1,029 ======	$ 1,019 ======	$ 648 ======	$ 638 =====	$ 673 =====
Ratios of Earnings (Loss) to Fixed Charges	0.31 =====	3.91 ======	2.58 ======	(7.70)(1) ======	3.25 =====	3.02 =====

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred stock dividend requirements.

(1) The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $5,637 million.